Exhibit 99.1

SMX (SECURITY MATTERS)

PUBLIC LIMITED COMPANY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

UNAUDITED

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

UNAUDITED

TABLE OF CONTENTS

Page

Interim condensed consolidated statements of financial position	1
Interim condensed consolidated statements of comprehensive loss	2
Interim condensed consolidated statements of changes in shareholders’ equity (deficit)	3-4
Interim condensed consolidated statements of cash flows	5-6
Notes to the unaudited interim condensed consolidated financial statements	7-18

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2023	As of December 31, 2022
	Note	US$ in thousands
Current assets
Cash and cash equivalents		3,020	1,398
Other current receivables		1,037	3,673
Total current assets		4,057	5,071
Non-current assets
Property and equipment, net		820	969
Intangible assets, net		5,269	5,027
Investment in associated companies		112	221
Total non-current assets		6,201	6,217

Total assets		10,258	11,288

Current liabilities
Trade payables		7,281	2,972
Lease liabilities		30	30
Other payables		2,415	650
Convertible notes	3	304	563
Warrants		856	-
Pre-paid advance	5.1	3,050	-
Bridge loans and derivative financial liabilities	4	2,363	3,682
Borrowings from related parties		689	710
Total current liabilities		16,988	4,925
Non-current liabilities
Lease liabilities		403	440
Bridge loans and derivative financial liabilities	4	938	-
Long term payables		3,930	85
Total non-current liabilities		5,271	4,207

Total liabilities		22,259	9,132

Shareholders’ equity (deficit)
Issued capital and additional paid in capital	6	51,730	32,711
Foreign currency translation reserve		(702)	(537)
Accumulated losses		(63,029)	(30,020)
Total Shareholders’ equity (deficit)		(12,001)	2,156
Total liabilities and shareholders’ equity (deficit)		10,258	11,288

/s/ Limor Moshe Lotker	/s/ Haggai Alon	/s/ Pauline Khoo	November 3, 2023
Limor Moshe Lotker Chief Financial Officer	Haggai Alon Chief Executive Officer	Pauline Khoo Audit Committee Chairperson	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

		For the Six Months Ended
		June 30, 2023	June 30, 2022
	Note	US$ in thousands except share and per share data
Research and development expenses, net		1,172	933
Selling and marketing expenses		228	378
General and administrative expenses	7	13,350	1,200
Listing expenses		16,802	-
Operating loss		31,552	2,511
Finance income		1,143	105
Finance expenses		2,496	36
Share of net loss of associated companies		104	-
Loss before income tax		33,009	2,442
Income tax		-	-
Loss after income tax for the period attributable to shareholders		33,009	2,442

Other comprehensive loss:
Items that will be reclassified to profit or loss:
Foreign currency translation		(165)	(639)

Other comprehensive loss, net of tax		(165)	(639)

Total comprehensive loss		33,174	3,081

Loss per share attributable to shareholders

Basic and diluted loss per share attributable to shareholders (in dollars)	8	*(39.46)	**(3.36)

*	After giving effect to the reverse stock split (see also Note 9.1)

**	Restated as a result of the SPAC transaction and after giving effect to the reverse stock split (see also Note 1 and 9.1)

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY

(US$ in thousands)

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity
Balance as of January 1, 2023	32,713	(537)	(30,020)	2,156
Comprehensive loss
Loss after income tax for the period	-	-	(33,009)	(33,009)
Other comprehensive loss for the period	-	(165)	-	(165)
Total comprehensive loss for the period	-	(165)	(33,009)	(33,174)

Issuance of shares, net	170	-	-	170
Recapitalization due to issuance of shares following the SPAC transaction, net	11,460	-	-	11,460
Share-based compensation	2,092	-	-	2,092
Conversion of convertible notes to shares	175	-	-	175
Conversion of bridge loans to shares	2,983	-	-	2,983
Exercise of options	10	-	-	10
Conversion of warrants A to ordinary shares, net (See note 5.2)	290			290
Issuance of Security Bundle, net (See note 5.2)	1,837	-	-	1,837
Balance as of June 30, 2023	51,730	(702)	(63,029)	(12,001)

The accompanying notes are an integral part of the consolidated financial statements.

(*)	Represents an amount lower than US$ 1 thousand, see Note 2D.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY

(US$ in thousands)

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity

Balance as of January 1, 2022	31,504	223	(23,836)	7,891
Comprehensive income
Loss after income tax for the period	-	-	(2,442)	(2,442)
Other comprehensive loss for the period	-	(639)	-	(639)
Total comprehensive loss for the period	-	(639)	(2,442)	(3,081)

Issuance of shares, net	721	-	-	721
Share-based compensation	219	-	-	219
Balance as of June 30, 2022	32,444	(416)	(26,278)	5,750

The accompanying notes are an integral part of the consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

	For the Six Months Ended
	June 30, 2023	June 30, 2022
	US$ in thousands
Cash flows from operating activities:
Net Loss	(33,009)	(2,442)
Share-based compensation	2,052	165
Depreciation and amortization	114	176
Increase (decrease) in other receivables	2,575	(1,727)
Increase in trade payables	2,545	831
Increase in other payables	70	110
Decrease in other liabilities	13	32
Revaluation of financial liabilities at fair value	(41)	-
Financial expenses due to bridge loans principal amounts	1,421	-
Interest on leases	7	28
Provision of borrowing to related parties	14	(89)
Revaluation of convertible notes	(382)	-
Share of net loss of associated companies	104	-
Issuance of shares for directors	40	54
SPAC transaction - listing costs	16,802	-
Net cash flow used in operating activities	(7,675)	(2,862)
Cash flows from investing activities:
Purchase of property, plant and equipment	(10)	(183)
Capitalized development cost	(383)	(783)
Net cash flow used in investing activities	(393)	(966)
Cash flows from financing activities:
Payment of lease liabilities	(21)	(39)
Proceeds from issuance of convertible notes	250	581
Proceeds from issuance of Security Bundle, net	914	-
Issuance of warrants	923	-
Issuance of derivative financial liability	974	-
Proceeds from bridge loans	550	-
Repayment of bridge loans	(30)	-
Advance payment for equity, net (see Note 5.1)	3,220	-
Issuance of shares in the SPAC transaction, net	2,923	-
Net cash flow from financing activities	9,703	542

Increase (decrease) in cash and cash equivalents	1,635	(3,286)
Cash and cash equivalents at beginning of period	1,398	4,171
Exchange rate differences on cash and cash equivalent	(13)	(26)
Cash and cash equivalents at end of period	3,020	859

The accompanying notes are an integral part of the consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

	For the Six Months Ended
	June 30, 2023	June 30, 2022
	US$ in thousands
Appendix A – Non-Cash transactions during the period:

Conversion of liability to ordinary shares (see Note 5.1)	450	-
Conversion of warrants to ordinary shares (see note 5.2)	290	-
Conversion of bridge loans and derivative financial liability to ordinary shares	2,983	-
Exercise of options and warrants to ordinary shares	2,229	-
Conversion of convertible notes to ordinary shares	175	-

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or the “Company” and together with its subsidiaries, the “Group”) was incorporated in July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sessex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Group provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer. Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

B.	The Business Combination - the SPAC transaction (“Business Combination”):

On March 7, 2023 (the “Closing Date”) the Company completed its Business Combination with Lionheart III Corp (“Lionheart”), following that Lionheart and Security Matters PTY Ltd. (formerly named Security Matters Limited, which was incorporated in May 2018 under Australian law) became the Company’s wholly-owned subsidiaries and the Company listed its ordinary shares and public warrants on the NASDAQ stock market under the tickers SMX and SMXWW, respectively. On July 26, 2022, Security Matters PTY Ltd. and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (the “BCA”) and accompanying scheme implementation deed (“SID”). Under the BCA, the existing Lionheart stockholders received the Company’s shares and warrants in exchange for their existing Lionheart shares and warrants and all shares existed in Security Matters PTY Ltd were cancelled in return for the Company’s shares and resulting in Security Matters PTY Ltd. becoming a wholly owned subsidiary of the Company. Security Matters PTY Ltd. shareholders received consideration of 1 ordinary share per 10.3624 Security Matters PTY Ltd. shares, having an implied value of $10.00 per ordinary share and the Company became the holder of all of the issued shares in Security Matters PTY Ltd. and Lionheart, with Security Matters PTY Ltd. being delisted from the Australian Stock Exchange.

The Business Combination resulted in 97.58% redemption by Lionheart’s public shareholders which resulted in leaving $3,061 of funds remaining in the trust account (See also Note 6 and Note 2.E as for the accounting treatment of the transaction in these financial statements).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

C.	The Company operates primarily through 8 wholly owned subsidiaries, all of which have been consolidated in these consolidated financial statements.

Controlled entity	Country of Incorporation	Percentage Owned June 30, 2023	Percentage Owned December 31, 2022
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%	-
Lionheart III Corp	USA	100%	**
SMX Circular Economy Platform PTE, Ltd.	Singapore	100%	*
SMX (Security Matters) Ireland Limited	Ireland	100%	*
SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%	100	%***
Security Matters Canada Ltd.	Canada	100%	100	%***
Security Matters France Ltd.	France	100%	100	%***
SMX Beverages Pty Ltd.	Australia	100%	100	%***

In addition, the Company’s has the following investments in associated companies:

Entity	Country of Incorporation	Percentage Owned June 30, 2023	Percentage Owned December 31, 2022
Yahaloma Technologies Inc.	Canada	50%	50	%***
True Gold Consortium Pty Ltd	Australia	44.4%	44.4	%***

The proportion of ownership interest is equal to the proportion of voting power held.

*	Incorporated in 2023.
**	Merger occurred in March 2023.
***	Owned by Security Matters PTY Ltd. (formerly - Security Matters Limited) as of December 31, 2022.

D.	During the six months ended June 30, 2023, the Company incurred operating losses and negative cash flows from operating activities. The Company has not yet generated revenues. As discussed in Note 4, during the period, the Company entered into binding loan agreements with existing shareholders. As discussed in Note 5.1, the Company executed an equity line agreement to raise up to $25,000 in consideration of the issuance of common stock over the course of 36 months with YA II PN, LTD (“Yorkville”). As discussed in Notes 4 and 9.4, the Company signed agreements to convert indebtedness by issuance of shares. As discussed in Note 9.3 the Company is continuing with additional capital raising, and post balance sheet date it received an additional $2,500 in funding. The Company has also the ability to decrease its expenses in order to meet its existing cash flow streams. Management believes that the proceeds from the recent funding agreements, combined with its cash on hand, equity line and the Company’s plans, are sufficient to meet the Company’s obligations as they come due in the foreseeable future. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for its long-term business plan.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

A. Basis of preparation

These interim consolidated financial statements have been prepared in a condensed format in accordance with IAS 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the annual consolidated financial statements as of December 31, 2022 of the Company and of Security Matters PTY Ltd. (formerly - Security Matters Limited).

B. Functional currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company.

C. Application of accounting policies

The Group has applied the same accounting policies and methods of computation in its interim condensed consolidated financial statements as in its 2022 annual financial statements and as in the 2022 annual financial statements of Security Matters PTY Ltd, except as stated below in note 2D and 2E.

Several amendments to IFRS Standards apply for the first time in 2023, but do not have an impact on the interim condensed consolidated financial statements.

D. Issue of a unit of financial instruments

The issue of a unit of financial instruments such as a financial liability (e.g., a loan) and free-standing derivative (e.g. warrants) involves the allocation of the proceeds received (before issuance costs) to financial derivatives and other financial instruments measured at fair value in each period and to financial liabilities that are measured at amortized cost, with residual allocated to equity instruments. Issuance costs are allocated to each component pro rata to the amounts determined for each component in the unit.

E. Reverse acquisition transaction

The result of the merger between the Company and Security Matters PTY Ltd. as described in Note 1B is that legally the Company owns the entire share capital of Security Matters PTY Ltd.

Accordingly, for financial reporting purposes, Security Matters PTY Ltd. (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY Ltd. and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY Ltd. at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802, between the fair value of the shares deemed to have been issued by Security Matters PTY Ltd. and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

E.	Reverse acquisition transaction (Cont.)

The Company is initially consolidated in the financial statements from the Closing Date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921) and trade and other payables and warrants ($10,127) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1.	The assets and liabilities of Security Matters PTY Ltd. have been recognized and measured in these consolidated financial statements at their pre-combination carrying amounts.

2.	The retained earnings and other equity balances recognized in those consolidated financial statements are the retained earnings and other equity balances of Security Matters PTY Ltd. immediately before the Business Combination.

3.	The amount recognized as issued equity instruments in these consolidated financial statements has been determined by adding to the issued equity of Security Matters PTY Ltd. immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY Ltd. (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and par value of shares of the Company issued in the reverse acquisition transaction.

4.	The statement of comprehensive loss reflects that of Security Matters PTY Ltd. for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY Ltd. for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

F. Reverse stock split

The presentation of loss per share amounts has been retrospectively adjusted to give effect to the reverse share split which occurred on August 8, 2023. Except otherwise specifically provided, no other adjustments have been made in these notes to reflect the reverse share split. See also Note 9.1.

NOTE 3 – CONVERTIBLE NOTES

On January 25, 2023, the Company received an amount of $250 in consideration for issuance of convertible notes (the “Convertible Notes”) and two types of warrants. The Convertible Notes principal amount is $250 and maturity date is the earlier between December 31, 2024, and the date of any change in control (excluding the Business Combination). The Convertible Notes have an interest rate of 15% per annum and shall be converted into ordinary shares: (1) at the note holder’s discretion, at a fixed conversion price of USD 10 per ordinary share, or (2) through issuance of the Company’s ordinary shares at a 20% discount.

As part of the Convertible Note agreements, the investor was granted two types of warrants:

(i)	Bonus Warrants – 12,500 warrants to purchase ordinary shares of the Company at an exercise price of USD 11.50 per share. The Bonus Warrants term is five years commencing upon the Business Combination.

(ii)	Redeemable Warrants – 12,500 warrants to purchase ordinary shares of the Company at a purchase price of USD 11.50 per share. The Redeemable Warrants term is five years commencing upon the Business Combination. The Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for USD 5.00 per warrant. The investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The Convertible Notes are recorded in accordance with their fair value. The Redeemable Warrants are accounted for as a derivative financial liability. Management utilized a third-party appraiser to assist them in valuing the Convertible Notes and Redeemable Warrants.

In order to calculate the fair value of the Convertible Notes, the Company discounted the payment schedule by a discount rate of 30.7%.

The fair value of the Redeemable Warrants was calculated using Monte-Carlo simulation model with expected volatility of 71.54% and the risk-free interest rate used is 4.19%. As of June 30, 2023, the fair value of the Convertible Notes was $218 and the fair value of the Redeemable Warrants was $71.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 4 – BRIDGE LOANS AND DERIVATIVE FINANCIAL LIABILITY:

Between August 2022 to January 2023, Security Matters PTY Ltd. entered into bridge loan agreements (the “Bridge Loans”) with eleven lenders, which lent Security Matters PTY Ltd. an aggregate amount of $3,860. The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum. The Bridge Loans were accounted for in accordance with the amortized cost method.

As part of the Bridge Loans agreements, the lenders were granted two types of warrants:

(iii)	Bonus Warrants – 243,000 warrants to purchase ordinary shares of the Company at an exercise price of USD 11.50 per share. The Bonus Warrants term is five years commencing upon the Business Combination.

(iv)	Redeemable Warrants – 572,000 warrants to purchase ordinary shares of the Company at a purchase price of USD 11.50 per share. The Redeemable Warrants term is five years commencing upon the Business Combination. The Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for USD 5.00 per warrant.

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

Management with the assistance of a third-party appraiser valued the Bonus and the Redeemable Warrants. The fair value of the Bonus Warrants was calculated using the Black-Scholes model. As of June 30, 2023, the fair value of the Bonus Warrants was less than $1 (December 31, 2022 - the fair value of the Bonus Warrants was $24).

The fair value of the Redeemable Warrants was calculated using Monte-Carlo simulation model. As of June 30, 2023, the fair value of the Redeemable Warrants was 2,133 (December 31, 2022, the fair value of the Redeemable Warrants was $2,669).

The main assumptions used in the three valuation models described above were: (1) risk free rate 3.99%; (2) volatility of assets 81.03%; and (3) excepted terms of the warrants -5.18 years. All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognized in finance expense (income), net.

During 2023, the Company entered into an additional bridge loan agreement (the “Additional Bridge Loans”), in which the Company raised an aggregate amount of $550. The Additional Bridge Loans have a maturity date of up to two years and bear interest rate of 10% per annum. In March 2023, the Company signed an addendum to the Bridge Loans agreements which convert principal amount of $1,350 and redeemable warrants at the amount of $1,000 into 872,418 ordinary shares and defer the remaining cash payments to March 31, 2024.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 5 – MATERIAL EVENTS DURING THE PERIOD

1.	The Company entered in February 2023 into a Standby Equity Purchase Agreement (“SEPA”) to raise up to $25,000 in consideration of the issuance of ordinary shares over the course of 36 months with Yorkville. According to the SEPA, the Company may issue Yorkville the ordinary shares at a purchase price as one of two options (i) equal to 96% of the weighted average price (“VWAP”) of the common stock during the applicable pricing period (ii) equal to 97% of the lowest VWAP of the common stock during a pricing period of 3 consecutive trading days commencing on the relevant period.

Yorkville advanced to the Company an aggregate principal amount of $3,500 (the “Pre-Paid Advance”). The Pre-Paid Advance was disbursed in two separate installments evidenced as convertible loans, the first for $1,500 at the closing of the Business Combination, and the second, as subsequently amended, for $2,000 upon the effectiveness of the Initial Yorkville Registration Statement. The purchase price for the Pre-Paid Advance is 92.0% of the Pre-Paid Advance. Such Pre-Paid Advances will be offset upon the issuance of ordinary shares to Yorkville at a price per share equal to the lower of (a) 100% of the daily VWAP of the Ordinary Shares on The Nasdaq Stock Market as of the trading day immediately prior to the date of the disbursement of the Pre-Paid Advance (the “Fixed Price”) (in the case of the first Pre-Paid Advance, $3.65), or (b) 93.0% of the lowest daily VWAP of the Ordinary Shares on Nasdaq during the seven trading days immediately prior to each purchase (the “Variable Price” and the lower of the Fixed Price and the Variable Price shall be referred to as the “Purchase Price”); however, in no event shall the Purchase Price be less than $1.10 (the “Floor Price”). On July 27, 2023, the Company amended the promissory note evidencing the remaining Pre-Paid Advance to decrease the Floor Price to $1.10 (as adjusted for reverse stock split which occurred on August 21, 2023, see also Note 9.1), after the Company was required to repay in cash $500 of principal amount as a result of the Company’s share price being below the original Floor Price. The maturity date will be 12-months after the initial closing of each Pre-Paid Advance. In July 2023, the Company repaid in full the first Pre-Paid Advance in the amount of $1,500. In the period, the Company issued ordinary shares in consideration of $450 in accordance with the terms of the SEPA.

2.	On June 22, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with EF Hutton, LLC (the “Underwriter”) relating to the public offering of (i) 13,333,333 ordinary shares of the Company, at a subscription price per share of $0.24 (the “Firm Shares”), (ii) 13,333,333 warrants in the form of Warrant A to subscribe for 13,333,333 ordinary shares, at an exercise price of $0.24 per share (“Warrant A”), and (iii) 13,333,333 warrants in the form of Warrant B to subscribe for 13,333,333 ordinary shares, at an exercise price of $0.24 per share (“Warrant B” and together with Warrant A, the “Firm Warrants” and, collectively with the Firm Shares, the “Firm Securities”).

The Company also granted the Underwriter a 45-day option to subscribe for, in the aggregate, (a) up to 1,999,999 additional ordinary shares (15% of the Firm Shares) at a subscription price per share of $0.24 (100% of the public offering price allocated to each Firm Share) (the “Option Shares” and together with the Firm Shares, the “Shares”) or Pre-Funded Warrants to subscribe for up to 1,999,999 ordinary shares at a price per share of $0.2399 (100% of the public offering price allocated to each Firm Share less $0.0001) and the remaining non pre-funded exercise price of each pre-funded warrant will be $0.0001 per share, and/or (b) 1,999,999 warrants in the form of Warrant A to subscribe for an aggregate of 1,999,999 ordinary shares (15% of the Firm Warrants) at an exercise price of $0.24 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant A), and/or (c) 1,999,999 warrants in the form of Warrant B to purchase an aggregate of 1,999,999 ordinary shares (15% of the Firm Warrants) at a purchase price of $0.24 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant B) (the “Option Warrants” and together with the Firm Warrants and Pre-Funded Warrants, if any, the “Warrants”), which may be subscribed for in any combination of Option Shares and/or the Option Warrants. The Option Shares and the Option Warrants are referred to as the “Option Securities”.

The offering closed on June 27, 2023. The Company delivered the Firm Shares (or Firm Share equivalents in the form of Pre-Funded Warrants), the Firm Warrants and the Option Warrants to the Underwriter on the same day.

The Warrant A terms specify that the warrants may be exercised at any time on or before June 27, 2028. On or after the earlier of (i) the thirty day anniversary of the date of the Underwriting Agreement and (ii) the date on which the aggregate composite trading volume of the Company’s ordinary shares as reported by Bloomberg LP beginning on the date of the Underwriting Agreement exceeds 15,000,000 ordinary shares, a holder of Warrant A warrants may also provide notice and elect a “cashless exercise” pursuant to which the holder would receive an aggregate number of ordinary shares equal to the product of (x) the aggregate number of ordinary shares that would be issuable upon a cash exercise and (y) $0.50. As of the date of publication of these financial statements, an aggregate of 15,195,332 Warrant A warrants were cashless exercised into an aggregate of 7,597,665 ordinary shares.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 5 – MATERIAL EVENTS DURING THE PERIOD (CONT.)

The Warrant B terms specify that the warrants may be exercised at any time on or before June 27, 2028. All of such Warrant B warrants remain outstanding as of the end of period.

Warrant A was valued at $0.0635 which is half of the share market price at the end of the period, assuming cashless exercise. Warrants A were considered to be a derivative financial liability. The terms of warrants B specify that each warrant has a cash exercise price of $0.24. Warrant B was valued at $0.0602 by using the Black-Scholes option-pricing model, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%. Warrants A and B expire in June 2028.

The net proceeds to the Company upon the closing of this offering were approximately $2,580. The capital raise fee amounted to $660.

The Company also granted to the Underwriter, 666,667 warrants at an exercise price of $0.264 per share, which expires after 5 years. The Underwriter’s warrants were valued at $0.0575 per option by using the Black & Scholes option-pricing, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%.

3.

In January 2023, the Company signed an amendment to the agreement with Isorad that determine the following:

(1) for the BCA with Lionheart, (a) Isorad was issued 864,000 options to purchase shares of the Company, which options were issued in January 2023 and valued using the Black-Scholes pricing model, with the main parameters used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%; and (b) Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof). In the period, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $101 against a liability that reflects the due amount; and

(2) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

4.	On March 2, 2023, the Company amended its loan agreement dated September 7, 2015, between the Company, its Shareholders and Kamea Fund that postponed the repayment of the borrowings from related party (Bonus Payment) to March 31, 2024 (refer also to Note 9.4 – Subsequent Events).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 6 - SHAREHOLDERS’ EQUITY

A. Share capital:

	Number of shares
	June 30, 2023		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares USD 0.0001 par value	800,000,000,000	38,364,447	500,000,000	1
Preferred shares USD 0.0001 par value	200,000,000,000	-	-	-
Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value per share of $0.0001 (before the reverse split) and par value per share of $0.0022 (post reverse split) and the Company does not have a limited amount of authorised capital.

Preferred shares

preferred shares with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

Deferred shares

Deferred Ordinary Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting. The Deferred Shares confer the right on a return of capital, on a winding-up or otherwise, only to the repayment of the nominal value paid up on the Deferred Shares after repayment of the nominal value of the Ordinary Shares.

Changes in Share capital

A.	On March 7, 2023 (the “Closing Date”), the Company consummated the Business Combination pursuant the BCA, dated July 26, 2022, and also consummated the SID, dated July 26, 2022.

Beginning on the day immediately prior to the Closing Date and ending on the day immediately after the Closing Date, the following transactions occurred:

1.	The AUD 828,240 of the 2022 Convertible Notes have been cancelled in consideration for the issuance of 1,000,000 ordinary shares in Security Matters PTY Ltd.

2.	Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.

3.	32,211,716 warrants have been exercised on cashless basis to 24,568,773 shares in Security Matters PTY Ltd.

4.	18,673,253 ordinary shares of the Company have been issued to Security Matters PTY Ltd.’s shareholders in return for their 193,500,379 ordinary shares in Security Matters PTY Ltd. that were cancelled. Security Matters PTY Ltd.’s shareholders received as consideration 1 ordinary share of the Company per 10.3624 Security Matters PTY Ltd.’s ordinary shares.

5.	The Company issued 3,525,000 ordinary shares, 2,200,000 private warrants and 6,250,000 public warrants to Lionheart’s stockholders, in exchange for their existing Lionheart shares and warrants. The warrants exercise price is $11.5 per share, expiring in March 2028. The warrants are considered to be a derivative financial liability and measured at fair value, which is the market price as of the end of the period, amounted to $0.0204 per warrant.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 6 – SHAREHOLDERS’ EQUITY (CONT.)

6.	The Company issued 303,053 ordinary shares for an aggregate of $3,110 net proceeds.

7.	The Company issued 872,418 ordinary shares for the conversion of bridge loan at principal amount of $1,350 and 200,000 redeemable warrants ($5 per warrant, 5 years, exercise price of $11.5 per share).

B.	In May and June 2023, the Company issued 675,168 ordinary shares to Yorkville, for an aggregate of $450 net proceeds (see also Note 5.1).

C.	In June 2023, the Company raised capital as part of issuance of a unit of financial instruments in consideration of an aggregate of $2,580 net proceeds. As part of this issuance, the Company issued 13,333,333 shares, 15,333,332 warrants A and 15,333,332 warrants B (see also Note 5.2).

D.	After the balance sheet date, on August 21, 2023, the Company’s ordinary shares began trading on the Nasdaq Global Market on a post-Reverse Stock Split basis, after consolidating every twenty-two ordinary shares of the Company into one ordinary share (see also Note 9.1).

Incentive Equity Plan

In April 25, 2023, the Company’s board of directors and its shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan, which was subsequently amended the Company’s board of directors, subject to applicable Nasdaq requirements, which reserved for grant a number of ordinary shares equal to 15% of the number of issued and outstanding ordinary shares on a fully diluted basis immediately after the closing of the Business Combination, or 5,082,417 authorized ordinary shares.

1.	During the six-month period ended June 30, 2023, the Company granted 4,334,000 RSUs to employees, directors and service providers. The fair value at grant date of RSUs granted in the period were $1-$1.09. The related share-based expenses that were recognized in the period amounted to $1,738.

RSUs granted to employees, directors and service providers:

	Six months period ended June 30, 2023 (in thousands)	Six months period ended June 30, 2022 (in thousands)
Outstanding at beginning of period	-	-
Granted	4,334	-
Vested	(945)	-

Outstanding at June 30, 2023	3,389	-

2.	During the six-month period ended June 30, 2023, the Company granted 790,408 options to employees and service providers. These grants carry an exercise price of between $1.04 - $4.0, vesting period up to 4 years from the grant date, contractual life of the options under the plan is 5 years. The fair value of the grant at grant date is $185. The related share based expenses that were recognized in the six months period ended June 30, 2023 amounted to $168.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 6 - SHAREHOLDERS’ EQUITY (CONT.)

Options granted to employees and service providers:

	Six months period ended June 30, 2023
	Number of options (in thousands)	Weighted average exercise price per share (US$)
Outstanding at beginning of period	1,251	2.01
Granted	790	3.47
Exercised	(7)	1.39
Expired	-	-

Outstanding at June 30, 2023	2,034	2.58
Exercisable options at June 30, 2023	1,825	2.48

	Six months period ended June 30, 2022
	Number of options (in thousands)	Weighted average exercise price per share (US$)
Outstanding at beginning of period	3,346	2.02
Granted	989	2.86
Exercised	-
Expired	(375)	2.16

Outstanding at June 30, 2022	3,960	2.21
Exercisable options at June 30, 2022	2,703	2.33

The options to employees and service providers outstanding as of June 30, 2023, are comprised, as follows:

Exercise price (US$)	Outstanding as of June 30, 2023 (in thousands)	Weighted average remaining contractual term	Exercisable as of June 30, 2023 (in thousands)	Weighted average remaining contractual term
		(years)		(years)
0.84-1.39	845	1.18	845	1.18
1.81-2.51	335	2.59	335	2.59
3.57-4.0	707	4.89	498	4.86
4.18	10	1.74	10	1.74
4.87	137	3.51	137	3.51
	2,034		1,825

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 7 – GENERAL AND ADMINISTRATIVE EXPENSES

	Six Months Ended
	June 30, 2023	June 30, 2022
	US$ in thousands	US$ in thousands
Transaction cost	7,792	-
Advertising, Public and Investors Relations	1,526	-
Share based compensation	1,805	82
Professional services	718	545
Wages and salaries related	664	429
Travel expenses	379	4
Insurance	329	19
Office and maintenance	37	80
Depreciation and amortization	15	15
Others	86	26
Total	13,350	1,200

NOTE 8 - LOSS PER SHARE

	Six months ended
	June 30, 2023	June 30, 2022
Net loss attributable to the owners of the Company	$(33,009)		$(2,442)

Basic and diluted loss per share	$(39.46)	$	*(3.36)
Weighted average number of ordinary shares
Weighted average number of ordinary shares used in calculating basic and diluted loss per share (in thousands)	837		*727

As a result of the reverse share split described in Note 9.1, the calculation of the basic and diluted loss per share for all periods presented have been adjusted retrospectively based on the new number of shares as derived from the conversion ratio.

*	Restated as a result of the SPAC transaction

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 9 – SUBSEQUENT EVENTS

Since the reporting date, the following significant events have occurred:

1.	Reverse Stock Split - On August 8, 2023, at the Extraordinary General Meeting of Shareholders of the Company, the Company’s shareholders voted in favor of consolidating every twenty-two ordinary shares in the authorized but unissued and in the authorized and issued share capital of the Company into one ordinary share (the “Reverse Stock Split”).

On August 21, 2023, the Company’s ordinary shares began trading on the Nasdaq Global Market on a post-Reverse Stock Split basis under the current symbol “SMX”.

Following is a table which presents the loss per share before the change (see also Note 8).

Loss per share have been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and loss for the period as follows:

	Six months ended
	June 30, 2023	June 30, 2022
Net loss attributable to the owners of the Company	(33,009)	(2,442)

Basic and diluted loss per share	(1.79)	(0.15)
Weighted average number of ordinary shares
Weighted average number of ordinary shares used in calculating basic and diluted loss per share	18,404	15,984

2.	On July 27, 2023, the Company amended its Pre-Paid Advance agreement with Yorkville (see also Note 5.1) evidencing the remaining Pre-Paid Advance to decrease the Floor Price to $1.10 (as adjusted for the Reverse Stock Split which occurred on August 21, 2023, see also Note 9.1), after the Company was required to repay in cash $500 of principal amount as a result of the Company’s share price being below the original Floor Price. The maturity date will be 12-months after the initial closing of the Pre-Paid Advance. In July 2023, the Company repaid in full the first Pre-Paid Advance in the amount of $1,500. In the period, the Company repaid approximately $450 principal amount by ordinary share issuance in accordance with the terms of the SEPA and subsequent to the period, the Company repaid approximately $1,350 through September 30, 2023.

3.	On September 6, 2023, the Company consummated the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023 and issued and sold to an institutional investor a promissory note with a fixed conversion price of $1.6378 and warrants, for gross proceeds to SMX of approximately $2,500, before deducting fees and other offering expenses payable by the Company to their service providers. The note is in the principal amount of $4,290. The actual amount loaned by the investor pursuant to the Note is $2,574 after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s ordinary shares, at a fixed conversion price of $1.6378 per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement so the investor beneficially owns less than 4.99% of the Company’s ordinary shares. Additionally, the Company has the right to convert in whole or in part the note into ordinary shares; provided that in no case shall the Company so convert the note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%.

4.	On September 15, 2023, the Company paid $250 to EF Hutton, division of Benchmark Investments, LLC, pursuant to a Satisfaction and Discharge of Indebtedness Pursuant to Promissory Note Dated March 7, 2023. Upon paying such amount, the promissory note dated March 7, 2023 in the principal sum of $900 was deemed fully paid and satisfied and the Note was thereafter canceled, discharged and no longer of any further force or effect.

5.	On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund (the “Loan Agreements”). Pursuant to the amendment to the Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Loan Agreements (the “Indebtedness Amount”) into 487,281 ordinary shares (post Reverse Stock Split) of the Company, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount.

6.

On October 3, 2023, the Company has signed an agreement with True Gold Consortium Pty Ltd (“TrueGold”) (see also Note 1C) shareholders to acquire an additional 7.5% which will increase the Company’s holdings to 51.9% in TrueGold and result in the Company’s gain control over TrueGold. As part of the agreement and in consideration for the additional 7.5%, it was agreed that the outstanding payables from TrueGold to the Company which amounted to AU$ 475 as of June 30, 2023 (approximately $307) would be forgiven in full.

The transaction is based on past valuation, which was prepared in October 2021, which evaluates TrueGold’s fair value in the range of $78.5 million to $90 million and at a mean of $84.3 million. This past valuation was not audited or reviewed.

As of the agreement’s closing date, both parties agreed to engage an independent third party appraiser to prepare an updated TrueGold valuation as of closing date by November 30, 2023. Accordingly, the Company will recognize in its financial statements the fair value of TrueGold’s assets & liabilities at closing date as will be valued by the independent third party appraiser. Once this valuation will be completed, there may be material differences between TrueGold’s past valuation from October 2021 to the updated valuation.

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